Exhibit 6
January 17, 2019
Tribune Publishing Company
160 N. Stetson Avenue
Chicago, Illinois 60601
Ladies and Gentlemen:
For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, this letter agreement confirms the agreements of NantMedia Holdings, LLC (“NantMedia”), Nant Capital, LLC (“NantCapital”) and Dr. Patrick Soon-Shiong (“PSS”) to and for the benefit of Tribune Publishing Company, f/k/a tronc, Inc. (“Tribune”) as follows:
1. From and after the date of this letter agreement until June 30, 2020, each of NantMedia, NantCapital and PSS and their respective Affiliates agree that they will not, directly or indirectly (except with the approval of Tribune): (i) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission promulgated under Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to vote, or seek to advise or knowingly influence any Person with respect to the voting of, any voting securities of Tribune or its Subsidiaries, (ii) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any voting securities of Tribune or its Subsidiaries, (iii) otherwise act, alone or in concert with others, to seek to control or (other than as it relates to the Transition Services Agreement and the MIPA) knowingly influence the management, Board or policies of Tribune, (iv) take any action that would reasonably be expected to cause or require Tribune to make a public announcement regarding any actions prohibited by this paragraph or (v) enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, knowingly assist or knowingly encourage, any other persons in connection with any of the foregoing. Neither NantMedia, NantCapital nor PSS nor any of its Affiliates shall directly or indirectly make, in each case to Tribune or a third party, any proposal, statement or inquiry, or disclose any intention, plan or arrangement, whether written or oral, inconsistent with the foregoing.
2. From and after the date of this letter agreement until June 30, 2020, each of NantMedia, NantCapital and PSS and their respective Affiliates who or which now or hereafter own or have the right to vote or direct the vote of any Shares shall, in respect of (1) any election of directors or at any meeting of the stockholders of Tribune called expressly for the removal of directors, vote or cause to be voted all Shares that they are entitled to vote, whether now owned or hereafter acquired, in favor of any nominee or director designated by the Nominating and Governance Committee of the Board and against the removal of any director designated by the Nominating and Governance Committee of the Board and (2) any transaction that would effect a Change of Control of Tribune, for which a vote of holders of Shares is taken, vote or cause to be voted, in each case, all Shares that they are entitled to vote with respect to such transaction, whether now owned or hereafter acquired, in accordance with the Board’s recommendation to stockholders on such transaction, provided that (i) the upfront consideration paid to NantMedia, NantCapital, PSS and their respective Affiliates for their Shares in such Change of Control transaction shall be no less than the Minimum Consideration and (ii) NantMedia, NantCapital and PSS and their respective Affiliates shall receive in such transaction for their Shares consideration per Share that is no less than the price per share (and the same form and ratio of consideration) paid to any other stockholder of Tribune in connection with such transaction. For the avoidance of doubt, if (i) the upfront consideration to be paid to NantMedia, NantCapital, PSS or any of their respective Affiliates for their Shares in such Change of Control transaction is less than the Minimum Consideration or (iii) NantMedia, NantCapital, PSS or any of their respective Affiliates shall receive in such transaction for their Shares consideration per Share that is less than the price per share (or a different form or ratio of consideration) paid to any other stockholder of Tribune in connection with such transaction, then each of NantMedia, NantCapital and PSS and their Affiliates shall not be bound by the foregoing clause (2) of this Section 2.
3. Nothing in this letter agreement shall amend, modify or otherwise affect the rights and obligations of NantCapital or Tribune under the Membership Interest Purchase Agreement (the “MIPA”), dated as of February 7, 2018, between NantCapital and Tribune, which MIPA shall continue in full force and effect in accordance with the terms thereof.
4. Capitalized terms used in this letter agreement shall have the meanings given to them in the Transition Services Agreement, dated as of June 18, 2018, by and between NantMedia and Tribune (the “Transition Services Agreement”). The following terms used in this letter agreement have the following meanings:
   (a) “Board” means the Board of Directors of Tribune, as now or hereafter constituted from time to time.
   (b) “Change of Control” means (1) the acquisition by any Person or group of the beneficial ownership of more than 50% of the voting securities of Tribune issued and outstanding, (2) the consummation of a merger or consolidation of Tribune into or with another Person in which the stockholders of Tribune immediately prior to the consummation of such transaction (including a series of related transactions) shall own less than 50% of the voting securities (or have the right to appoint less than 50% of the members of the board of directors) of the surviving Person (or the parent of the surviving Person where the surviving Person is wholly owned by the parent Person) immediately following the consummation of such transaction (including a series of related transactions), or (3) the consummation of, in one or a series of related transactions, the sale, transfer or lease (but not including a lease by pledge or mortgage to a bona fide lender of Tribune) of all or substantially all of the assets of Tribune to another Person.
   (c) “Shares” means any and all shares of common stock, par value $0.01 per share, of Tribune issued to, purchased by or held by NantMedia, NantCapital or PSS or any of their respective Affiliates.
5. This letter agreement, and all controversies arising out of or relating to this letter agreement, shall in all respects be governed by, and construed in accordance with, the Laws of the State of Delaware (excluding conflict of laws or choice of laws rules and principles of the State of Delaware or any other jurisdiction) applicable to agreements made and to be performed entirely within such State, including all matters of construction, validity and performance.
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Please kindly countersign this letter agreement to confirm your agreement with the foregoing terms and conditions.
Sincerely,

NantMedia Holdings, LLC		Nant Capital, LLC

By:	/s/ Patrick Soon-Shiong	By:	/s/ Patrick Soon-Shiong
Name:	Patrick Soon-Shiong	Name:	Patrick Soon-Shiong
Title:	Chairman & CEO	Title:	Chairman & CEO

Dr. Patrick Soon-Shiong

By:	/s/ Patrick Soon-Shiong

ACKNOWLEDGED AND AGREED:

Tribune Publishing Company

By:	/s/ Justin Dearborn
Name:	Justin Dearborn
Title:	Chairman & CEO